PRESS RELEASE
New Gold Announces Q2 Production, Cash Cost and New Afton Project Update

(All figures are in US dollars unless otherwise stated)

July 24, 2008 – VANCOUVER, BC – New Gold Inc. ("New Gold") (TSX and AMEX – NGD) is pleased to announce the second quarter production and cash cost, an update on the New Afton project, and a revised forecast for 2008. The production and cash cost information provided below are approximate figures and might differ slightly from the second quarter earnings and includes results for the period prior to the close of the business combination between New Gold, Peak Gold Ltd. and Metallica Resources Inc. on June 30, 2008. It should be noted that because the business combination closed on June 30, the consolidated interim statements of New Gold for the period ended June 30, 2008 that will be released on August 14, 2008 will not include the results presented below for the Cerro San Pedro mine and the New Afton project.

Second Quarter Highlights

Second quarter highlights reflect the operating results for the three months ended June 30th, 2008 for Cerro San Pedro, Amapari and Peak Mines.

  Gold production was 62,705 ounces

  Gold sales were 62,730 ounces

  Total cash cost was $612 (net of by-product sales)

  Copper production was 1.237 million pounds

  Silver production was 284 thousand ounces

First Half 2008 Highlights

For the six month period ending June 30, 2008, the operational results for Cerro San Pedro, Amapari and Peak Mines are as follows:

  Gold production was 124,295 ounces

  Gold sales were 130,351 ounces

  Total cash cost was $532 per ounce (net of by-product sales)

  Copper production was 3.4 million pounds

  Silver production was 512 thousand ounces

The Cerro San Pedro mine in Mexico achieved excellent results in the second quarter with gold sales increasing 39% at 22,190 ounces compared to 15,922 ounces in the first quarter of 2008. Silver sales increased 47% at 300,728 ounces in comparison to 203,973 ounces in the first quarter of 2008. Gold and silver production for the second quarter was 20,653 ounces and 283,749 ounces respectively and for the six month period ending June 30, 2008, gold and silver production was 38,943 ounces and 512,372 ounces respectively. Total cash cost net of by product sales for the second quarter was $375 per ounce and for the six month period ending June 30, 2008, was $426 per ounce. Cash cost showed a 24% improvement in the second quarter in comparison to the first quarter reflecting the production ramp up from the heaps.

Operations at the Amapari mine in Brazil continued to be challenged by low equipment availabilities and extreme rain falls. Second quarter gold production was 20,938 ounces and for the six month period ending June 30, 2008, the gold production was 39,139 ounces. Total cash costs for the quarter were $968 per ounce bringing the figure for the six month period ending June 30, 2008 to $829 per ounce. During the quarter, access to higher grade materials was restricted due to unfavourable weather conditions, while mobile and plant equipment availabilities adversely impacted the amount of ore processed. Unit costs were also impacted by $165 per ounce due to reconciliation of leach pad inventory. A comprehensive review of operations at Amapari is underway and is expected to return the project to normal operating levels by year end.

Second quarter results at Peak Mines in Australia included production of 21,114 ounces of gold and 1.2 million pounds of copper and for the six month period ending June 30, 2008, gold production was 46,213 ounces and copper production was 3.4 million pounds. Total cash cost net of by product sales for the second quarter was $472 per ounce and for the six month period ending June 30, 2008, was $360 per ounce. Production was adversely affected by delayed development of two high grade stopes due to difficult ground conditions deferring production to later in the year. While expenditures in Australian dollar terms were at expected levels, lower production and exchange rate movement impacted the cash costs.

Commenting on operating results, Robert Gallagher, President and Chief Executive Officer said, "The results at Cerro San Pedro are excellent and in-line with expectations. Great work has also been done at the community level in the environs of the mine. Operations at the Amapari mine continued to face challenges during the quarter and we have recently embarked on an in depth program to get to the heart of the issues. A team of experts has been assembled and have begun their analysis. They will work with site staff to implement and maintain the systems required to turn the operation around. Engineering continues on processing plant modifications while, with a view to the longer term at Amapari, New Gold is conducting a study of alternatives to optimize production from the existing oxide and sulphide resources. Resource conversion drilling continues with a total of five rigs. The Peak Mines were adversely impacted by lower than expected gold and copper grades due to unfavourable but temporary ground conditions and overestimation of grade in two stopes. Grades will return to planned levels from the third quarter onwards" concluded Mr. Gallagher.

New Afton Project

The New Afton project in Kamloops, Canada, gained momentum in the second quarter. Underground development continued to ramp-up with three Cementation development crews producing 1,267 metres of finished drift in the conveyor, access decline and associated ventilation access drifts and crosscuts. Excavation of the first 3.5m diameter ventilation borehole was completed providing ventilation connections from the surface down to the exhaust ventilation drift 307 metres below surface. Dewatering of the Afton pit commenced and is ahead of schedule. The mining contractor has now expanded to working four development faces and there are presently three mining crews working seven days a week, 20 hours a day.

Construction of the process plant commenced early in 2008 with the goal of completing the earthworks and associated foundation and mill building work by the end of 2008. The first concrete was poured for the New Afton processing facilities in June 2008, three weeks ahead of schedule. The concentrator and related facilities will be completed during the first three quarters of 2009. The first ore is scheduled to be trucked to surface and along with stockpiled development ore will enable commencement of milling operations during the fourth quarter of 2009. Ramp up to four million tonnes per year capacity will continue throughout 2010 and into early 2011.

"The New Afton project is proceeding as scheduled and offers significant internal growth opportunities for New Gold in the near future. At today’s gold and copper prices, the New Afton mine will be an enormous cash generator for the Company," said Robert Gallagher

2008 Forecast Update

Metal production for 2008 is now forecast to be approximately 250,000 ounces of gold, 1.1 million ounces of silver and 9.4 million pounds of copper. Total cash cost, net of by product credits is forecast to be between $500 and $520 per ounce.

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New Gold will hold a conference call on Thursday, August 14, 2008 at 10:00 a.m. Pacific time to discuss these results. You may join the call by dialing toll free 1-888-789-9572 or 1-416-695-7806 to access the call from outside Canada or the U.S. You can listen to a recorded playback of the call after the event until September 11, 2008 by dialing 1-800-408-3053 or 1-416-695-5800 for calls outside Canada and the U.S. Passcode: 3266725#.

New Gold also wishes to announce that Jim Simpson who was previously the Executive Vice President and Chief Operating Officer for Peak Gold Ltd. will be leaving New Gold at the end of August 2008. "On behalf of the Board and Management, I would like to thank Jim for his prior contribution and wish him all the success in the future," said Robert Gallagher, President and Chief Executive Officer.

New Gold is a new intermediate gold mining company with three operating assets in Mexico, Brazil and Australia and two development projects in each of Canada and Chile. For further information on New Gold, please visit our website at www.newgold.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
Certain information contained in the press release, including any information as to New Gold’s future financial or operating performance, may be deemed "forward looking". All statements in this press release, other than statements of historical fact, that address events or developments that New Gold expects to occur, are "forward-looking statements". Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "express", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" "budget" and similar expressions, or that events or conditions "will", "would", "may", "could", or "should" occur. All such forward-looking statements are subject to important risk factors and uncertainties, many of which are beyond New Gold’s ability to control or predict. Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause New Gold’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: anticipated synergies from the business combination may not be realized, there may be difficulties in integrating the operations and personnel of New Gold, Peak Gold and Metallica, New Gold is subject to significant capital requirements associated with its expanded operations and portfolio of development projects since completion of the business combination, fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States of America, Australia, Mexico and Chile; price volatility in the spot and forward markets for commodities; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation in Canada, the United States, Mexico, Chile and Australia or any other country in which New Gold currently or may in the future carry on business taxation, controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; competition; loss of key employees; additional funding requirements; actual results of current exploration or reclamation activities; changes in project parameters as plans continue to be refined accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance, to cover these risks). Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this press release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

CASH COST
"Total cash cost" figures for gold production are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is the accepted standard of reporting cash costs of production in North America. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Total cash costs include mine site operating costs such as mining, processing, administration, royalties and production taxes, but are exclusive of amortization, reclamation, capital and exploration costs. Total cash costs are then divided by ounces produced to arrive at the total cash costs of production. The measure, along with production, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations. This data is furnished to provide additional information and is a non-GAAP measure. It should not be considered in isolation as a substitute for measures of performance prepared in accordance with GAAP and is not necessarily indicative of operating costs presented under GAAP.

For further information please contact:

Mélanie Hennessey
Vice President Investor Relations
New Gold Inc.
Direct: +1 (604) 639-0022
Toll-free: +1 (888) 315-9715
Email: info@newgold.com
Website: www.newgold.com

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